March 3, 2025

VIA EDGAR

Ms. Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Ezra:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on February 10, 2025 regarding the Trust’s Post-Effective Amendment Nos. 916 and 917, which were filed with the U.S. Securities and Exchange Commission on December 26, 2024, for the purpose of registering shares of the WisdomTree Core Laddered Municipal Fund and WisdomTree High Income Laddered Municipal Fund (each, a “Fund” together, the “Funds”), respectively. The Staff’s comments and the Trust’s responses to those comments are set forth below. Unless otherwise noted the Trust’s responses apply to both Funds. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statements.

General Comment and Response

1.	Comment: The Staff requests that the Registrant update all material or otherwise missing, incomplete or omitted information in each Fund’s Prospectus and Statement of Additional Information (“SAI”).

Response: The Registrant confirms all missing information will be included in each Fund’s next Post-Effective Amendment.

Prospectus Comments and Responses

2.	Comment: Please clarify the second sentence of the second paragraph in the “Principal Investment Strategies of the Fund” section of each Prospectus, noting the average duration of portfolio securities in each Fund’s portfolio connects to its principal investment strategy. Additionally, please consider providing greater prominence to the disclosure in the third sentence of the second paragraph noting that the Fund focuses “on securities that are expected to mature or be called inside of 15 years”.

Response: As noted, each Fund’s Item 4 “Principal Investment Strategies of the Fund” section currently discloses the intended average duration of the Fund’s portfolio, e.g., “The Fund invests in a portfolio of securities with an average duration between five and ten years.” We believe this disclosure is accurate and clear and therefore, decline to revise each Fund’s current disclosure as requested. Regarding the second part of the Staff’s comment, we have revised the reference for each Fund as shown below (new language appears in bold), and believe the revised disclosure together with the disclosed duration range of the Fund is adequate.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

Core Laddered Municipal Fund:

The Fund seeks to invest across maturity rungs in a structured manner, with a focus on securities that are expected to mature or have an option to be called or tendered inside of 15 years.

High Income Laddered Municipal Fund:

To the extent possible, the Fund seeks to diversify interest rate risk across the curve, with a focus on securities that are expected to mature or have an option to be called or tendered inside of 15 years.

3.	Comment: Please review the 2025 Names Rule FAQ, in connection with the use of the term “municipal” and clarify if the Funds are in fact tax-exempt.

Response: The entirety of the Fund’s assets will not be tax-exempt. While the Adviser expects that the Fund generally will invest a substantial amount of its assets in tax-exempt securities, it also expects to invest in securities that are subject to the alternative minimum tax and may count such securities toward its 80% investment requirement. The Fund’s name, which does not include the term “tax-exempt”, and 80% investment policy are consistent with Question 4 of the “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)”, which states that “funds that use the term ‘municipal’ rather than ‘tax-exempt’ may count securities that generate income subject to the alternative minimum tax toward the 80% investment requirement.”

4.	Comment: In the last sentence of the first paragraph of the “Principal Investment Strategies of the Fund” section of each Fund’s Prospectus, please explain in plain English what “private activity municipal bonds” are.

Response: The Registrant has revised the disclosure as follows (new language appears in bold) :

The federal alternative minimum tax is a separate U.S. federal tax system that operates in parallel to the regular federal income tax system but eliminates many deductions and exclusions. The federal alternative minimum tax system treats as taxable certain types of income that are nontaxable for regular income tax purposes, such as the interest on certain private activity municipal bonds, which are bonds issued by state or local governments to fund projects that primarily benefit private businesses or individuals rather than the general public.

5.	Comment: In the second paragraph of the “Principal Investment Strategies of the Fund” section of each Fund’s Prospectus, please provide additional information regarding the value approach and how the Funds determine if a security and/or sector has an attractive valuation.

Response: The Registrant has revised the disclosure as follows (new language appears in bold):

The Fund is an actively managed fund which utilizes a value-approach in identifying attractive securities and sectors within the municipal market (i.e., securities or sectors the price of which represents their intrinsic value or an amount less than their intrinsic value and which are subject to an appropriate level of risk, each as determined by the Adviser or Sub-Adviser).

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

6.	Comment: Please briefly explain the types of data and analysis used by the Funds when determining whether a security and/or sector is attractive.

Response: When determining the attractiveness of a security, each Fund expects to use a combination of credit and valuation analyses and to consider a variety of factors bearing on an issuer, including demographics/local economy (e.g., population trends, status of key businesses, income levels), level of debt and liability burden, government stability, and bondholder protection through covenants.

7.	Comment: In the second sentence of the second paragraph of the “Principal Investment Strategies of the Fund” section of each Fund’s Prospectus, please explain how the Fund came up with the applicable duration period.

Response: To arrive at each Fund’s duration range, the Registrant calculated the “duration to worst” duration for bonds with a 20-year maturity date, which effectively represents the worst-case scenario in terms of price volatility, as well as the range for duration to establish the bands for each Fund. The High Income Laddered Municipal Fund and the Core Laddered Municipal Fund will use the “duration to worst” of the High Income Benchmark (i.e., 50% Bloomberg 3-15yr Municipal/50% Bloomberg High Yield Municipal Index) and the Core Benchmark (i.e., Bloomberg 3-15yr Municipal Index), respectively, as guideposts for each Fund’s duration range.

8.	Comment: In the “Interest Rate Risk” in the “Principal Risks of Investing in the Fund” section of each Fund’s Prospectus, please consider revising the following sentence: “To the extent that the Fund holds fixed income securities with longer durations, such securities generally are subject to greater interest rate risk”. For context, the Staff notes that the disclosure in the “Principal Investment Strategies of the Fund” section of each Fund’s Prospectus states that securities are expected to mature or to be called inside of 15 years.

Response: The Registrant has revised the risk disclosure as requested. The revised risk disclosure is included below for ease of reference (new language appears in bold).

Interest Rate Risk. Interest rate risk is the risk that fixed income securities will decline in value because of an increase in interest rates ~~and changes to other factors, such as perception of an issuer’s creditworthiness~~. Interest rates may change suddenly or unexpectedly and have unpredictable impacts on the financial markets and the Fund’s investments, including increased market volatility and lower liquidity for certain investments. ~~To the extent that the Fund holds~~ The Fund expects to hold fixed income securities with longer durations, ~~such securities~~ which generally are more sensitive to interest rate changes and are subject to greater fluctuations in value, increasing interest rate risk.

SAI Comments and Responses

9.	Comment: Please provide a summary of the private activity municipal bond category of investment and include material risks in the appropriate section.

Response: As noted in response to Comment 4, the Registrant intends to include an explanation of private activity municipal bonds in each Fund’s Item 4 “Principal Investment Strategies of the Fund” disclosure. Each Fund also currently includes risk disclosure about private activity municipal bonds in the Item 9 description of “Municipal Securities Risk”. As such, we believe each Fund adequately discloses its potential investment in private activity municipal bonds and the related risks.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

10.	Comment: Please clarify that each Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from assets and revenues from a non-governmental entity to determine the industry to which investments will be allocated when determining compliance with the Fund’s concentration policy.

Response: The Registrant confirms that to the extent a Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy.

* * * * *

Sincerely,

/s/Joanne Antico
Joanne Antico, Secretary

cc:	Angela Borreggine, Esq. (WisdomTree Asset Management, Inc.)
Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

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WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel